FORM 11-K
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the fiscal year ended September 30, 2008

                    OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-23333


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
               Timberland Bank Employee Stock Ownership and 401(k) Plan


     B. Name of issuer of securities held pursuant to the plan and the address of its principal executive Office:
                                Timberland Bank
                              624 Simpson Avenue
                           Hoquiam, Washington 98550

Financial Statements and Exhibits

                                                                        Page

   (a)  Reports of Independent Registered Public Accounting Firms        1

   (b)  Financial Statements

            Statements of Net Assets Available for Benefits
               at September 30, 2008 and 2007                            3

            Statement of Changes in Net Assets Available for Benefits
               for the Year Ended September 30, 2008                     5

            Notes to the Financial Statements                            6

   (c)  Supplemental Schedule

            Schedule H, Line 4i   Schedule of Assets (Held at End of
               Year)                                                     13


   (d)  Exhibit 23 Consents of Independent Registered Public Accounting
         Firms                                                        15-16




                                 Signatures

     The Plan: Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

       ----------------------------------------------
       Administrator, Timberland Bank Employee Stock Ownership and 401(k) Plan


     By:  /s/ Dean J. Brydon
          ------------------------------
          Dean J. Brydon                (name)
          ------------------------------
          Chief Financial Officer       (title)
          ------------------------------
          Timberland Bank               (bank)
          ------------------------------


Date:  March 25, 2009

Timberland Bank Employee Stock Ownership and 401(k) Plan

Financial Report
September 30, 2008

                                                                    Timberland

                                                                          Bank

                                                                      Employee

                                                                         Stock

                                                                     Ownership

                                                                           And

                                                                        401(k)

                                                                          Plan



                                                                     Financial

                                                                        Report



                                                                  September 30

                                                                          2008

Contents
------------------------------------------------------------------------------


Reports of Independent Registered Public Accounting Firms.......... 1-2


Financial Statements

Statements of Net Assets Available for Benefits.................... 3-4

Statement of Changes in Net Assets Available for Benefits............ 5

Notes to Financial Statements..................................... 6-12


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)... 13-14

             Report of Independent Registered Public Accounting Firm


To: Plan Administrator, Investment, and Benefit Committees of Timberland Bank Employee Stock Ownership and 401(k) Plan


We have audited the accompanying statement of net assets available for benefits of the Timberland Bank Employee Stock Ownership and 401(k) Plan (the
Plan) as of September 30, 2008 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2008, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i schedule of assets (held at end of year) as of September 30, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

/s/ PMB Helin Donovan, LLP

Spokane, Washington
March 13, 2009

Report of Independent Registered Public Accounting Firm

To the Audit Committee
Timberland Bank Employee Stock Ownership and 401(k) Plan
Hoquiam, Washington

We have audited the accompanying statement of net assets available for benefits of Timberland Bank Employee Stock Ownership and 401(k) Plan (the
Plan) as of September 30, 2007. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2, the Plan's financial statements reflect the adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and Statements of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.



/s/McGladrey & Pullen, LLP

Seattle, Washington
March 27, 2008

                                                                     Financial

                                                                    Statements

Statements of Net Assets Available for Benefits
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2008


                                  September 30, 2008

                                       Nonparticipant-Directed
                       Participant-    ------------------------
                       Directed        Allocated    Unallocated      Total
Assets
 Investments, at fair
  value:
   Stable Value Common
     Collective Trust
      Fund             $   44,814      $      - -    $       - -   $    44,814
   Other common
    collective trust
    funds               5,525,538             - -            - -     5,525,538
   Timberland Bancorp,
    Inc. ("Bancorp")
    common stock        2,377,796       3,952,209      2,795,763     9,125,768
                      -----------      ----------     ----------   -----------
 Total investments      7,948,148       3,952,209      2,795,763    14,696,120

 Cash                      73,179           1,260          1,901        76,340

                      -----------      ----------     ----------   -----------
 Total assets           8,021,327       3,953,469      2,797,664    14,772,460

Liabilities

 Note payable                 - -             - -      4,062,700     4,062,700


Net assets available
                       ----------      ----------     ----------   -----------
 at fair value          8,021,327       3,953,469     (1,265,036)   10,709,760

Adjustment from fair
 value to contract
 value for fully
 benefit-responsive
 investment contracts       3,131             - -            - -         3,131


  Net assets
   available for       ----------      ----------     ----------   -----------
   benefits            $8,024,458      $3,953,469    ($1,265,036)  $10,712,891
                       ==========      ==========     ==========   ===========


See notes to financial statements.

Statements of Net Assets Available for Benefits
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2008



                                  September 30, 2007

                                       Nonparticipant-Directed
                       Participant-    ------------------------
                       Directed        Allocated    Unallocated      Total
Assets
 Investments, at fair
  value:
   Stable Value Common
    Collective Trust
    Fund               $    27,987     $      - -    $      - -    $    27,987
   Other common
    collective trust
    funds                5,601,175            - -           - -      5,601,175
   Timberland Bancorp,
    Inc. ("Bancorp")
    common stock         4,830,623      8,102,390     6,347,114     19,280,127
                       -----------     ----------    ----------    -----------
 Total investments      10,459,785      8,102,390     6,347,114     24,909,289

 Cash                      143,627          1,777           - -        145,404

                       -----------     ----------    ----------    -----------
 Total assets           10,603,412      8,104,167     6,347,114     25,054,693

Liabilities

 Note payable                  - -            - -     4,292,902      4,292,902

Net assets available   -----------     ----------    ----------    -----------
 at fair value          10,603,412      8,104,167     2,054,212     20,761,791

Adjustment from fair
 value to contract
 value for fully
 benefit-responsive
 investment contracts        2,129            - -           - -          2,129

 Net assets available  -----------     ----------    ----------    -----------
  for benefits         $10,605,541     $8,104,167    $2,054,212    $20,763,920
                       ===========     ==========    ==========    ===========



See notes to financial statements.

Statement of Changes in Net Assets Available for Benefits
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
Year Ended September 30, 2008


                                       Nonparticipant-Directed
                       Participant-    ------------------------
                       Directed        Allocated    Unallocated      Total
Additions to net
 assets
Investment income:
 Net appreciation
  (depreciation) in
  fair value of
  investments:
   Stable Value Common
    Collective Trust
    Fund              $     1,031    $       - -   $       - -   $      1,031
   Other common
    collective trust
    funds                (676,245)           - -           - -       (676,245)
   Bancorp common
    stock               (2,319,691)   (4,570,620)    (3,068,099)   (9,958,410)
 Interest and
  dividends                137,295       217,027        171,718       526,040
Contributions:
 Employer                  423,365           - -        200,125       623,490
 Participant               523,997           - -            - -       523,997
Allocation of
 35,266.74 shares of
 Bancorp common stock          - -       264,324            - -       264,324
                       -----------   -----------    -----------   -----------
 Total additions to
  net assets            (1,910,248)   (4,089,269)    (2,696,256)   (8,695,773)
                       -----------   -----------    -----------   -----------

Deductions from net assets
 Interest expense              - -           - -        358,668       358,668
 Benefit payments          670,835        61,429            - -       732,264
 Allocation of 35,266.74
  shares of Bancorp
  common stock                 - -           - -        264,324       264,324
                       -----------   -----------    -----------   -----------
 Total deductions from
  net assets               670,835        61,429        622,992     1,355,256
                       -----------   -----------    -----------   -----------

Net decrease            (2,581,083)   (4,150,698)    (3,319,248)  (10,051,029)

Net assets available
 for benefits

 Beginning of year      10,605,541     8,104,167      2,054,212    20,763,920

                       -----------   -----------    -----------   -----------
 End of year           $ 8,024,458   $ 3,953,469    ($1,265,036)  $10,712,891
                       ===========   ===========    ===========   ===========


See notes to financial statements.

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2008 and 2007


Note 1 - Plan Description and Basis of Presentation

The following description of the Timberland Bank Employee Stock Ownership and 401(k) Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


General

Effective October 1, 2006 Timberland Bank ("the Company") established the Plan by combining the existing Timberland Bank Employee Stock Ownership Plan and the Timberland Bank 401(k) Profit Sharing Plan. The Plan is comprised of two components, a defined contribution 401(k) plan and a leveraged employee stock ownership plan ("ESOP"). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is designed to comply with
Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended ("Code"). The Plan is administered by Pentegra Retirement Services and Indiana Bank and Trust is the trustee. The Company is the wholly owned subsidiary of Timberland Bancorp Inc. ("the Bancorp").

The Plan purchased Bancorp common stock using proceeds borrowed from Bancorp to fund the ESOP portion of the plan. The borrowing is to be repaid over a period of 21 1/4 years by fully deductible Company contributions to the Plan. As the Plan makes each payment of principal and interest, an appropriate percentage of stock is committed to be released and annually the Plan allocates committed stock to eligible employee accounts, in accordance with applicable Code regulations.

The borrowing is collateralized by unallocated shares of stock and guaranteed by the Company. Bancorp has no rights against shares once they are allocated under the Plan. Accordingly, the accompanying financial statements present, separately, assets and liabilities, and changes therein pertaining to:
  *  The accounts of employees with vested rights in allocated stock
     (Allocated)
  *  Stock not yet allocated to employees (Unallocated)


Voting Rights

Each participant may direct the trustee as to the voting rights attributable to shares of Bancorp common stock held in the ESOP component of the Plan, which are allocated to the participant's stock account. Any allocated shares in which voting instructions are not received, unallocated shares, and shares held in the 401(k) component of the Plan are voted by the trustee in the same proportion as shares for which the trustee receives voting instructions.


Eligibility

The Plan covers substantially all full-time employees of the Company who have one year of service and are 21 years of age or older. Employees are generally eligible to participate upon the completion of at least 1,000 hours of service within a 12-month period. Participants who do not have at least 1,000 hours of service during such Plan year, or who are not employed on the last working day of the Plan year, are not eligible for an allocation of the ESOP contribution for that year. The Plan provides entry dates on the first day of each calendar quarter.

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2008 and 2007


Note 1 - Plan Description and Basis of Presentation (continued)

401(k) Contributions and Participant Investment Options

The Plan participants may contribute into the 401(k) component up to the maximum of pretax annual compensation as set by law ($15,500 for 2008 and 2007). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes an annual safe harbor contribution of three percent of eligible compensation, with additional amounts contributed at the option of its board of directors.

Participants must direct their 401(k) salary deferral contributions, safe harbor contribution and the employer discretionary contribution, if any, into a variety of investment choices, which are more fully described in the Plan's literature.

Partcipants age 50 and older as of September 30 of the Plan year are permitted to make elective catch-up deferrals in accordance with Section 414(v) of the Code. For 2008 and 2007, the maximum catch-up deferral by law was $5,000.

Participant Accounts and Forfeitures

Each participant's account is credited with allocations of the (a) Company's contributions, (b) the Plan's earnings and (c) the forfeitures of terminated participants' nonvested accounts. ESOP allocations are based upon the relation of the participant's compensation to total eligible Plan compensation for the Plan year. Dividends from Bancorp common stock in the ESOP component are used, along with Company contributions, to make payments on the note payable. Dividends earned on allocated shares are credited to participant accounts in the form of Bancorp stock equal to the fair market value of the stock at the time of the dividend. Forfeited balances of terminated participant nonvested accounts are treated as discretionary contributions for the Plan year in which the forfeitures occur. Forfeitures allocated for the years ended September 30, 2008 and 2007, totaled $16,024 and $52,653, respectively for the ESOP component. For the years ended September 30, 2008 and 2007, the 401(k) forefeitures totaled $16,884 and $61,276, respectively.

Benefit Payments and Plan Amendments

On termination of service, a participant with an accrued benefit of $1,000 or less will receive a lump-sum amount equal to the value of the vested interest
in their account.   A Participant with an accrued benefit in excess of $1,000
may leave the funds in the Plan or elect to receive a lump sum distribution or a distribution over a certain period in monthly, quarterly, semiannual or annual installments equal to the value of the vested interest in his or her accounts. The distribution date will be the earliest administratively feasible date for participants who attain normal retirement at the age of 62 or early retirement at the age of 55 with 10 years of service. All distributions from the 401(k) component are in cash. Distributions from the ESOP component are in the form of Bancorp common stock or cash as elected by the participant. During the year ended September 30, 2008, the Plan distributed 29,520 shares of Bancorp common stock from the ESOP component.

Vesting

Participants are immediately vested in all deferral, rollover and safe harbor contributions, plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of accounts, the ESOP, plus earnings thereon, is based on years of credited service. Participants are fully vested after six years of credited service. A participant's accrued benefit derived from employer contributions is also 100% nonforfeitable upon attaining the age of 65, or if the participant's separation from service is a result of death or disability.

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2008 and 2007


Note 1 - Plan Description and Basis of Presentation (continued)

ESOP Component Diversification

Effective October 1, 2007, diversification is offered to a participant that has three years or more of service with Timberland Bank. They may diversify their entire ESOP balance or any portion they choose. The divestment may be directed into the same fund choices available for the 401(k) component of the plan. Divestment and reinvestment may occur once a month.


Plan Termination

The Company reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon termination of the Plan, the interest of each participant will be distributed to the participant or to their beneficiary at the time prescribed by the Plan terms and the Code. In the event of Plan termination, participants will become 100 percent vested in their accounts.



Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.


Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.


Investment Valuation and Income Recognition

The Plan's investments at September 30, 2008 and 2007 consist of common collective trust funds and Bancorp common stock; both of which are stated at fair value. Quoted market prices are used to value shares of Bancorp common stock. The Plan's interest in the common collective trust funds are based on the fair values of the common collective trust funds' underlying investments, based on net asset value information reported by the investment manager (State Street Global Advisors) to the asset custodian and trustee (Indiana Bank and Trust). Fluctuations in market value are reflected as net appreciation (depreciation) in fair value of investments. Purchases and sales of securities are recorded on the trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2008 and 2007


Note 2 - Summary of Significant Accounting Policies (continued)


Payment of Benefits

Benefits are recorded when paid.


Fully Benefit-Responsive Investment Contracts

As described in FASB Staff Position ("FSP"), FSP Audit Accounting Guide ("AAG") INV-1 and Statement of Position ("SOP") 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the American Institute of Certified Public Accountants Investing Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("the FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributed for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust fund. Contract value for this common collective trust fund is based on the net asset value of the fund, as reported by the investment manager. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the common collective trust funds as well as the adjustment of the investment in the common collective trust fund from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis. The provisions of FSP AAG INV-1 and SOP 94-4-1 have been applied to the statement of nets assets available for benefits as of September 30, 2008 and 2007.



Note 3 - Tax Status

The Plan obtained its latest determination letter dated December 19, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes the Plan is designed and operating in compliance with the applicable requirements of the Code.



Note 4 - Administration of Plan Assets

Certain administrative functions of the Plan are performed by officers and employees of the Company. No such officers or employees receive compensation from the Plan. The Company also retained the services of a third party to perform administrative functions. Administrative expenses are paid directly by the Company and approximated $31,300 for the year ended September 30, 2008.

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2008 and 2007



Note 5 - Investments

The following presents, separately, identified investments that represent five percent or more of the Plan's net assets and Bancorp common stock at September 30:

                                 September 30, 2008

                                       Nonparticipant-Directed
                       Participant-    ------------------------
                          Directed     Allocated    Unallocated      Total

Bancorp common stock
 Number of shares         314,940        523,471        370,300     1,208,711

 Market value          $2,377,796     $3,952,209     $2,795,763    $9,125,768

State Street Global
 Advisors Common
 Collective Trust
 Short Term Investment
 Fund                   1,724,668            - -            - -     1,724,668

State Street Global
 Advisors Moderate
 Strategic Balanced SL
 Fund                     784,300            - -            - -       784,300

State Street Global
 Advisors Russell
 2000 Index SL Series
 Fund - Class A           783,248            - -            - -       783,248

Other (including
 common collective
 trust funds)           2,278,136            - -            - -     2,278,136

Total investments at   ----------     ----------     ----------   -----------
 fair value            $7,948,148     $3,952,209     $2,795,763   $14,696,120
                       ==========     ==========     ==========   ===========

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2008 and 2007


Note 5 - Investments (continued)

                                 September 30, 2007
                                       Nonparticipant-Directed
                       Participant-    ------------------------
                          Directed     Allocated    Unallocated      Total

Bancorp common stock
 Number of shares          308,666       517,725        405,566     1,231,957

 Market value           $4,830,623    $8,102,390      $6,347,114  $19,280,127

State Street Global
 Advisors Common
 Collective Trust Short
 Term Investment Fund    1,547,122           - -             - -    1,547,122

Other (including common
 collective trust funds) 4,082,040           - -             - -    4,082,040

Total investments at   -----------    ----------      ----------  -----------
 fair value            $10,459,785    $8,102,390      $6,347,114  $24,909,289
                       ===========    ==========      ==========  ===========


During the year ended September 30, 2008 the Plan's investments, including gains and losses on investments bought and sold, as well as held during each period, appreciated (depreciated) in value as follows:

Stable Value Common Collective Trust Fund             $     1,031
Other common collective trust funds                      (676,245)
Bancorp common stock                                   (9,958,410)

  Net (depreciation) in fair value of investments    ($10,633,624)


The Pentegra Stable Value Fund is a collective trust fund administrated by State Street Global Advisors. The average yield and crediting interest rates were approximately 3.0% and 3.4%, respectively for 2008.


Note 6 - Note Payable

On December 19, 2006, the Company approved the extension of the Plan's term loan agreement with the Bancorp, Inc. (a related party). The new agreement extends the maturity date of the note to March 31, 2019. The quarterly payments decreased to $147,217 from $234,269 with the interest rate remaining at 8.5 percent. The note is guaranteed by the Company and remains collateralized by unallocated shares of Bancorp common stock. The new annual principal and interest payments total $588,870 and are due through maturity in 2019.

Notes to Financial Statements
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2008 and 2007


Note 7 - Employer Contributions

The Company is obligated to make contributions in cash to the Plan for the ESOP component, which, when aggregated with the Plan's dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest on the term loan. In addition, the Company is obligated to make an annual safe-harbor contribution of three percent into the 401(k) component. At the discretion of the Board of Directors, the Company made an additional contribution to the 401(k) component for the year ended September 30, 2008 in the amount of two percent of total eligible participant compensation.


Note 8 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported on the statement of net assets available for benefits.


Note 9 - Subsequent Event

On December 31, 2008 the Plan was notified by Indiana Bank and Trust, the Plan's Trustee, that they intended to resign as trustee of employee benefit plans that hold company stock as an investment option. Pentegra Retirement Services will be appointed as successor trustee and Reliance Trust Company as custodian.

In 2008 the U.S. economy moved into an economic recession that deepened during the latter portion of the year, triggered in part by the intensifying financial crisis. In response to the weaker demand, businesses cut production and employment, and postponed capital spending plans. As a result of the financial crisis and the economic slowdown, Federal government agencies including the U.S. Treasury Department (U.S. Treasury) and the Federal Reserve initiated several actions which changed the landscape of the U.S. financial services industry. The financial crisis intensified in September 2008 following the collapse of several leading investment banks.

Market dislocations throughout 2008, including the severe volatility, illiquidity and credit dislocations that were experienced in the debt and equity markets in the fourth fiscal quarter of 2008, adversely impacted the Plan's market value of the Plan's investments, including the common stock in the Bancorp. The market dislocations have continued to impact the market values of the Plan's investments into 2009. The per share market value of the Bancorp stock declined from $15.65 at September 30, 2007 to $7.55 at September 30, 2008 to $4.47 at March 13, 2009.

It is anticipated that the above conditions will continue to adversely impact the Plan's results in 2009. The degree of the impact is dependent upon the duration and severity of such conditions.

As discussed in Note 1, the Company is obligated to fund the debt repayment either through direct contributions to the Plan or dividend payments received by the Plan for ESOP shares. The Plan's management believes the Company has
the ability to continue to make such payments.   The Company and the Bancorp
were profitable during the quarter ended December 31, 2008 and the fiscal year ended September 30, 2008 and both are classified as well capitalized. On December 23, 2008 the Bancorp received $16.64 million from the U.S. Treasury as part of the U.S. Treasury's Capital Purchase Program.

                                                                  Supplemental

                                                                      Schedule


Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2008

EIN:  20-5645878
Plan #:002

(a) and (b)                     (c)                                                (d)           (e)
Identity of Issue,              Description of Investment, Including               Cost          Current
Borrower, Lessor                Maturity Date, Rate of Interest,                                 Value
or Similar Party                Collateral, Par or Maturity Value

Stable Value Funds
------------------
State Street Global Advisors    Pentegra Stable Value Fund, at Fair Value         $    *        $  44,814


Employer Stock
--------------
**Timberland Bancorp, Inc.      Common Stock - 893,771 Shares                      6,698,814     6,747,972
**Timberland Bancorp, Inc.      Common Stock - 314,940 Shares                          *         2,377,796
                                                                                                 ---------
                                                                                                 9,125,768

Other Common Collective Trusts
------------------------------
State Street Global Advisors    Short-Term Investment Fund (STIF)                      *         1,724,668

State Street Global Advisors    Moderate Strategic Balanced SL Fund                    *           784,300

State Street Global Advisors    Russell 2000 Index SL Series Fund - Class A            *           783,248

State Street Global Advisors    Aggressive Strategic Balanced SL Fund                  *           678,503

State Street Global Advisors    S&P 500 Flagship SL Series Fund - Class A              *           591,988

State Street Global Advisors    Daily EAFE Index SL Series Fund - Class T              *           142,296

State Street Global Advisors    Long US Treasury Index SL Series Fund Class A          *           139,281

State Street Global Advisors    S&P Midcap Index SL Series Fund - Class A              *           107,715

State Street Global Advisors    S&P Value Index SL Fund Series A                       *            92,765

State Street Global Advisors    Target Retirement Fund 2025                            *            83,776

State Street Global Advisors    REIT Index Non-Lending Series Fund - Class A           *            77,624

State Street Global Advisors    Passive Bond Market Index SL Series Fund A             *            73,212

State Street Global Advisors    Target Retirement Fund 2015                            *            69,479



Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)
------------------------------------------------------------------------------------------------------------
Timberland Bank Employee Stock Ownership and 401(k) Plan
September 30, 2008

EIN:      20-5645878
Plan #:   002

(a) and (b)                     (c)                                                (d)           (e)
Identity of Issue,              Description of Investment, Including               Cost          Current
Borrower, Lessor                Maturity Date, Rate of Interest,                                 Value
or Similar Party                Collateral, Par or Maturity Value

Other Common Collective Trusts (continued)
------------------------------------------
State Street Global Advisors    S&P Growth Index SL Fund Series A                    *              68,168

State Street Global Advisors    NASDAQ 100 Index Non-Lending Fund Series A           *              68,123

State Street Global Advisors    Conservative Strategic Balanced SL Fund              *              33,819

State Street Global Advisors    Target Retirement Fund 2035                          *               5,125

State Street Global Advisors    Target Retirement Fund 2045                          *               1,448
                                                                                               -----------
                                                                                                 5,525,538

                                                                                               -----------
                                                                                               $14,696,120
                                                                                               ===========


* Historical cost not required for participant-directed accounts.
**Represents a party-in-interest


          Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement (No. 333-116163, filed June 4, 2004) on Form S-8 of Timberland Bancorp, Inc. of our report dated March 13, 2009 appearing in this Annual Report on Form 11-K of Timberland Bank Employee Stock Ownership and 401(k) Plan for the year ended September 30, 2008.

PMB Helin Donovan, LLP

/s/ Helin Donovan, LLP

Spokane, Washington
March 13, 2009

                     [McGladrey & Pullen, LLP Letterhead]

           Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement (No. 333-116163) on Form S-8 of Timberland Bancorp, Inc. of our report dated March 27, 2008, relating to our audit of the financial statements for the year ended September 30, 2007, appearing in this Annual Report on Form 11-K of Timberland Bank Employee Stock Ownership and 401(k) Plan for the year ended September 30, 2008.


/s/McGladrey & Pullen, LLP

Seattle, Washington
March 25, 2009